ElderTrust
A Healthcare Real Estate	10350 Ormsby Park Pl
Investment Trust	Suite 300
Louisville, KY 40223
T 502.357-9000
F 502.357-9029

May 11, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington. D.C. 20549

Attn:	Eric C. McPhee
Staff Accountant
Division of Corporation Finance

Re:	ElderTrust Operating Limited Partnership
Form 10-K For the Year Ended December 31, 2005
Filed April 6, 2006
File No. 333-89312-02

Dear Mr. McPhee:

Set forth below are the responses of ElderTrust Operating Limited Partnership, a Delaware limited partnership (the “Partnership”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 27, 2006 from Daniel L. Gordon to Debra A. Cafaro, President and Chief Executive Officer of ElderTrust, the Partnership’s general partner, on the above-referenced filing by the Partnership with the Commission.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by the Partnership’s respective response thereto.

Form 10-K for the year ended December 31, 2005

Note 5 – Discontinued Operations, page 37

1.	Please tell us and disclose your accounting policy for recognizing gains on the sale of assets in accordance with SFAS 66 in future filings. Additionally, please tell us how the gain recognized on the sale of assets during 2005 met the criteria for gain recognition under SFAS 66.

The Partnership will disclose its accounting policy for recognizing gains on the sale of assets in accordance Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate” (“SFAS No. 66”) in its future filings with the Commission.

The Partnership recognizes sales of facilities only upon the closing of the transaction with the purchaser. Payments received from purchasers prior to closing are recorded as deposits and classified as other assets in the consolidated balance sheet. Gains on facilities sold are

Securities and Exchange Commission

May 11, 2006

recognized using the full accrual method upon closing when the collectibility of the sales price is reasonably assured, the Partnership is not obligated to perform significant activities after the sale to earn the profit, the Partnership has received adequate initial investment from the buyer, and other profit recognition criteria have been satisfied. Gains may be deferred in whole or in part until the sales satisfy the requirements of gain recognition on sales of real estate under SFAS No. 66.

The gain recognized by the Partnership on the sale of assets during 2005 met the criteria for gain recognition under SFAS No. 66 because it was recognized in the quarter in which the transaction with the purchaser had closed, legal transfer of the property had occurred and all sale proceeds had been received for the benefit of the Partnership. The Partnership was not obligated to perform any significant activities after the closing to earn the profit and all other profit recognition had been satisfied.

Note 8 – Concentration of Credit Risk, page 39

2.	We note from page 6 of your filing that approximately 35.2% of your properties, based on their original cost, were operated by Benchmark Assisted Living, LLC. Full financial statements of the lessee for the periods specified in Rules 3-01 and 3-02 of Regulation S-X are required if the aggregate cost of the leased properties exceeds 20% of total assets at the latest year end audited balance sheet. Please revise to include audited financial statements of the significant lessee.

The sole general partner of the Partnership is ElderTrust, a Maryland real estate investment trust (“ElderTrust”). ElderTrust is a wholly-owned direct subsidiary of Ventas, Inc. (“Ventas”), a healthcare real estate investment trust, whose common stock is publicly traded on the New York Stock Exchange. As of December 31, 2005, Ventas directly or indirectly owned approximately 97.4% (99.1% as of April 30, 2006) of the total outstanding partnership units of the Partnership. The remaining ownership interests are held by four unrelated third parties that have very limited rights in the Partnership. There is no established trading market for the Partnership’s interests.

Benchmark Assisted Living, LLC (“Benchmark”), through indirectly owned entities and joint ventures, leases and manages four of the seventeen properties owned by the Partnership, representing 35.2% of the original cost of the Partnership’s properties as of December 31, 2005. Through ElderTrust, the Partnership’s financial statements are consolidated with Ventas and are reported as part of Ventas’s financial statements filed with the Commission. The four properties of the Partnership operated by Benchmark represent less than 2% of the original cost of Ventas’s properties as of December 31, 2005.

Based on the facts described above, the Partnership believes that financial information pertaining to Benchmark would not provide readers with any better understanding of Ventas’s financial condition or quality of earnings and, therefore, would not be relevant to Ventas’s investors. Accordingly, the Partnership respectfully requests that the Commission not object to excluding such financial statements from the Partnership’s filings.

Securities and Exchange Commission

May 11, 2006

The Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, that Staff comments or changes to disclosure in response thereto do not foreclose the Commission from taking any action with respect to the filing and that the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the Partnership’s comments to Mr. Gordon’s April 27, 2006 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,

Chief Financial Officer

cc:	Debra A. Cafaro, President and Chief Executive Officer of ElderTrust
T. Richard Riney, Secretary of ElderTrust